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                               August 9, 2021

       Christopher A. Tomasso
       Chief Executive Officer
       First Watch Restaurant Group, Inc.
       8027 Cooper Creek Blvd. #103
       University Park, FL 34201

                                                        Re: First Watch
Restaurant Group, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted July 29,
2021
                                                            CIK No. 0001789940

       Dear Mr. Tomasso:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted July 29, 2021

       Summary Historical Consolidated Financial and Other Data, page 18

   1. We note your response to comment 3. Given your growth strategy, please revise to exclude store
pre-opening costs and related costs used in calculating Adjusted EBITDA,
                                                        Adjusted EBITDA Margin,
Restaurant Level Operating Profit, and Restaurant Level
                                                        Operating Profit
Margin.
   2. We note your response and related changes to comment 4. Please revise to disclose net loss margin on page 18
or 19 so that it is in close proximity to the disclosure of the non-
                                                        GAAP margins, rather
than in the non-GAAP reconciliation.
 Christopher A. Tomasso
FirstName
First WatchLastNameChristopher
             Restaurant Group, Inc.A. Tomasso
Comapany
August      NameFirst Watch Restaurant Group, Inc.
        9, 2021
August
Page  2 9, 2021 Page 2
FirstName LastName
Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 68

3. We note your revised disclosure in response to comment 9 that "the volume of off-
         premises sales...increased as a result of customers    growing
preference for at-home dining
         due to the COVID-19 pandemic." Please clarify whether you expect such trend to continue in the future. In this regard, your revised disclosure that "[you] continued to see the trend of average weekly off-premises sales of approximately $8,000 in the first fiscal quarter of 2021, which were consistent with average weekly off-premises sales during the fourth fiscal quarter of 2020" suggests the off-premise sales have been constant rather than incremental in recent quarters.
       You may contact Stephen Kim, at 202-551-3291 or Lyn Shenk at 202-551-3380, if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, at 202-551-3792 or Lilyanna Peyser, at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services